

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2018

Todd B. Johnson
Principal Executive Officer
ProShares Trust II
7501 Wisconsin Avenue, Suite 1000E
Bethesda, Maryland 20814

      Re: ProShares Trust II
          Registration Statement on Form S-1
          Filed November 30, 2018
          File No. 333-228620

Dear Mr. Johnson:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate and
                    Commodities